Exhibit 99.1
Operating and Financial Review
DÜSSELDORF, GERMANY - May 5, 2026 – trivago N.V. (NASDAQ: TRVG) (the “Company”, “we,” “us,” “our,” or “trivago,”) announced financial results for the first quarter ended March 31, 2026.

Highlights:
•Total revenue growth of 15% in the first quarter of 2026, primarily driven by double-digit year-over-year Referral Revenue growth in Americas and Developed Europe.
•Improved first quarter year-over-year profitability by improving Net Loss and Adjusted EBITDA1 loss by €0.5 million and €2.0 million, respectively, driven by higher revenues at an improved ROAS contribution.
•Global ROAS improved 2.9 ppts year-over-year in the first quarter, reflecting the effectiveness of our brand marketing strategy and compounding effects from prior period brand investments.
•Adjusted EBITDA guidance for the full year 2026 increased to be around €25 million.
•Supervisory board authorized up to €20 million share buyback program with details to be finalized and execution planned to start at the end of May.

"We are off to a strong start to 2026, delivering 15% year-over-year total revenue growth and our fifth consecutive quarter of double-digit growth, while improving profitability against the prior year. Branded channel traffic2 revenue once again outpaced our total revenue growth, reflecting the compounding effects of our brand strategy and a more diversified, resilient marketing mix. Our product is converting better, up 58% since the first quarter of 2023, our logged-in member3 base now drives more than 30% of Referral Revenue before intersegment eliminations, and the relevance of trivago Book & Go has increased significantly compared to last year. While we are facing challenging year-over-year revenue comparables across the first half of 2026, the strength of our first quarter performance and the momentum we are carrying into the rest of the year gives us the confidence to raise our profitability guidance. We now expect Adjusted EBITDA of around €25 million for 2026, up from at least €20 million previously, alongside our reaffirmed outlook of double-digit percentage total revenue growth," said Chief Executive Officer Johannes Thomas.

"The first quarter reflects our balanced approach to growth and profitability, with cost discipline and compounding effects of prior brand investments translating into improved profitability year-over-year. Referral Revenue year-over-year growth in Americas of 17% and Developed Europe of 14% both exceeded our expectations, more than offsetting foreign exchange headwinds and geopolitical pressures in Rest of World. Global ROAS improved by three percentage points to 121% year-over-year, reflecting the effectiveness of our marketing strategy and the quality of traffic we delivering to partners. Supported by a cash position of €136.1 million and zero long-term debt, we are announcing an up to €20 million share buyback program with details to be finalized and execution planned to start at the end of May, reflecting our confidence in trivago's long-term value creation potential,” said Chief Financial Officer Dr. Wolf Schmuhl.

1 "Adjusted EBITDA" is a non-GAAP measure. Please see "Definition of Non-GAAP Measure" and "Tabular Reconciliation for Non-GAAP Measure" on pages 9 to 10 herein for explanation and reconciliation of the non-GAAP measure used.
2 Branded channel traffic refers to our platform through: one of our localized platform websites, one of our downloadable mobile applications, branded search engine optimization marketing channels (or "branded free traffic") for keyword searches that are inclusive of the trivago brand name, and/or paid keyword searches that include the trivago brand name, such as "trivago" or "trivago hotel".
3 Logged-in members represent users that have registered on our platform to access exclusive rates and personalized features.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended March 31,
	2026	2025	Δ Y/Y
Total revenue	142.9	124.1	15%
Referral Revenue (1)	134.9	123.4	9%
Return on Advertising Spend	121.0%	118.1%	2.9 ppts
Net loss	(7.3)	(7.8)	(6)%
Adjusted EBITDA	(4.5)	(6.5)	(31)%
(1) Referral Revenue is presented after intersegment eliminations as presented on the unaudited condensed consolidated statements of operations as of March 31, 2026.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a leading global hotel search and price comparison platform, and one of the most recognized travel brands in the world. When travelers search for a hotel, we want trivago to be the obvious choice. We help them find the best place to stay and deliver the best deal to book, saving time and money — so every traveler feels smart and confident about their booking. Powered by AI, we personalize and simplify hotel search for millions of travelers, connecting them with more than 7.0 million hotels and other accommodations across more than 190 countries.

Discussion of Results
The discussion of results should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2025. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) have been omitted from this review.

Recent Trends
Total revenues grew 15% year-over-year to €142.9 million in the first quarter despite a strong prior year comparative period. The growth was primarily driven by double-digit year-over-year Referral Revenue growth in the Americas and Developed Europe segments. For these segments, we continued to observe increased revenue driven by better quality traffic from higher branded channel traffic levels and higher booking conversion. In the Rest of World segment, Referral Revenue decreased year-over-year, primarily driven by foreign exchange headwinds. We also observed a negative impact on travel behavior from the restraints on airspace and increases in oil prices resulting from the conflict in the Middle East. While these impacts negatively affected the Rest of World segment, we did not observe a significant impact to our total Referral Revenue in the first quarter of 2026.

Advertising Spend continued to increase in the first quarter of 2026 compared to the same prior year period, however at a more moderate pace compared to prior year quarters. We have started to observe compounding brand effects from significantly elevated brand investments in prior quarters which contributed to the Global ROAS improvement of 2.9 ppts to 121.0%, compared to the same prior year period. We are encouraged by this development toward our aim of improved profitability while sustaining revenue growth.

Outlook
We have observed total revenue and profitability results through the first weeks of April that are in line with management's expectation. Looking ahead toward the summer travel season, we expect the momentum from this quarter to continue and to report double-digit year-over-year total revenue growth and improved profitability in the second quarter of 2026. While there continues to be uncertainty regarding the ongoing conflict in the Middle East and the global macroeconomic environment which could have negative impacts, we continue to expect that the impact to total Referral Revenue from such factors will not be material for the next quarter. We remain confident in our strong global brand which, as a result of increased investments in prior quarters, is well-positioned to remain resilient in such periods of uncertainty. For the full year 2026, we are maintaining our expectation of double-digit year-over-year total revenue growth and are raising our Adjusted EBITDA guidance to be around €25 million.

Revenue, Advertising Spend, and Return on Advertising Spend
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers, or when a user makes a booking on the advertiser's website ultimately from a referral from our platform. We call this our Referral Revenue.

Management has identified three reportable segments: Americas, Developed Europe and Rest of World (RoW), collectively referred to as the trivago Core segments. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the first quarter of 2026, the most significant countries by revenue in that segment were Japan, Australia, Turkey, New Zealand and Poland. We have also determined that our trivago DEALS operating segment does not meet the quantitative thresholds of a separate reportable segment.

We also earn revenue by providing travelers with online platforms for direct hotel booking services and offering our advertisers business-to-business (B2B) solutions including subscription fees for trivago Business Studio, which provides hotels with advanced data analytics and tools to enhance the accuracy, visibility, and performance of their listings on trivago. Additionally, we have agreements with certain hotel service providers and affiliates to receive consideration based on achievement of sales volume targets or gross transaction volume of affiliate services, respectively. These revenue streams, which include existing other revenue streams and revenue streams resulting from the acquisition of trivago DEALS, do not represent a significant portion of our total revenue.

(in € millions)	Three months ended March 31,
	2026	2025	Δ €	Δ %
Americas	€52.4	€44.9	€7.5	17%
Developed Europe	59.4	52.3	7.1	14%
Rest of World	23.0	26.2	(3.2)	(12)%
Total Referral Revenue (1)	€134.9	€123.4	€11.5	9%
Other revenue	8.0	0.7	7.3	n.m.
Total revenue	€142.9	€124.1	€18.8	15%
n.m. not meaningful
Note: Some figures may not add up due to rounding.
(1) Referral Revenue is presented after intersegment eliminations as presented on the unaudited condensed consolidated statements of operations as of March 31, 2026.
Referral Revenue
Referral Revenue increased by €11.5 million during the three months ended March 31, 2026, compared to the same period in 2025. The increase was primarily driven by higher Referral Revenue in the Americas and Developed Europe segments due to growth in branded channel traffic in response to our continuous brand marketing investments and improved booking conversion, partly offset by the weakening of local currencies in the Americas segment against the Euro. The increase was partly offset by lower Referral Revenue in the Rest of World segment primarily due to the weakening of local currencies against the Euro and negative impacts of the conflict in the Middle East region on travel behavior.

Other Revenue
Other revenue increased by €7.3 million during the three months ended March 31, 2026, compared to the same period in 2025, primarily driven by revenues resulting from providing online hotel booking services in 2026 through trivago DEALS following our acquisition of the business in the third quarter of 2025.

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including brands such as Expedia, Hotels.com, Wotif, and Vrbo, the share of our Referral Revenue before intersegment eliminations was 26% during the three months ended March 31, 2026, compared to 35% in the same period in 2025. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue before intersegment eliminations was 39% during the three months ended March 31, 2026, compared to 40% in the same period in 2025.

Advertising Spend
Advertising Spend is used in the calculation of our primary operating metrics for trivago Core segments as further described in the "Return on Advertising Spend (ROAS)" section below. It is included in selling and marketing expense and consists of fees that we pay for our various marketing channels including TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement for our trivago Core segments. Other expenses not related to trivago Core segments' Advertising Spend are included in the "Selling and Marketing" section below.

(in € millions)	Three months ended March 31,
	2026	2025	Δ €	Δ %
Americas	€47.8	€43.7	€4.1	9%
Developed Europe	46.8	39.0	7.8	20%
Rest of World	20.8	21.8	(1.0)	(5)%
Total Advertising Spend	€115.4	€104.5	€10.9	10%
Advertising Spend increased by €10.9 million during the three months ended March 31, 2026, compared to the same period in 2025 and represented a more moderate increase compared to prior year quarters. In the Developed Europe segment, the increase was primarily driven by continuous increases in brand marketing investments aimed at increasing the volume of direct traffic to our platforms. The increase in the Americas segment was driven by increased investments with the aim of further developing our marketing channel diversification, specifically in marketing channels that we are becoming more familiar with. In the Rest of World segment, the decrease in Advertising Spend was primarily driven by lower investments in performance marketing channels.

Return on Advertising Spend (ROAS)
Our chief operating decision makers ("CODMs") manage our business and evaluate the operating performance for our trivago Core segments using our primary metrics: Return on Advertising Spend ("ROAS") Contribution and ROAS expressed as a percentage. Both metrics use Referral Revenue before intersegment eliminations from our trivago DEALS operating segment as a basis for the calculation, in line with how our CODMs manage the business. For further details, see "Note 14 - Segment information" in the unaudited condensed consolidated financial statements as of March 31, 2026. ROAS Contribution is the difference between Referral Revenue before intersegment eliminations and Advertising Spend. ROAS expressed as a percentage is the ratio of Referral Revenue before intersegment eliminations to Advertising Spend. We believe that both are indicators of the efficiency of our advertising.

	Three months ended March 31,
	ROAS Contribution (in € millions)			ROAS (in %)
	2026	2025	Δ €	2026	2025	Δ ppts
Americas	€7.7	€1.2	€6.5	116.1%	102.7%	13.4 ppts
Developed Europe	14.3	13.3	1.0	130.5%	134.0%	(3.5) ppts
Rest of World	2.3	4.4	(2.1)	111.2%	120.3%	(9.1) ppts
Global	€24.3	€18.9	€5.4	121.0%	118.1%	2.9 ppts

Global ROAS increased by 2.9 ppts during the three months ended March 31, 2026 compared to the same period in 2025, reflecting the initial results of our strategy of achieving higher profitability targets while sustaining revenue growth. This was particularly evident in the Americas segment where increased brand investments in prior quarters generated measurable compounding returns leading to a strong year-over-year increase in ROAS. In the Rest of World segment, we observed foreign exchange headwinds and a reduced response to our marketing investments from negative impacts to travel behavior resulting from the conflict in the Middle East region, ultimately resulting in the year-over-year ROAS decline. The ROAS decline in the Developed Europe segment was primarily due to increased brand marketing investments in the current quarter, partly offset by compounding returns from brand investments in prior quarters.

Expenses
Expenses by Cost Category (€ millions)

	Three months ended March 31,				As a % of Revenue
	2026	2025	Δ €	Δ %	2026	2025
Cost of revenue	€5.5	€2.7	€2.8	104%	4%	2%
Selling and marketing	120.8	110.2	10.6	10%	85%	89%
Advertising Spend	115.4	104.5	10.9	10%	81%	84%
Other selling and marketing	5.4	5.7	(0.3)	(5)%	4%	5%
Technology and content	14.3	13.4	0.9	7%	10%	11%
General and administrative	11.0	7.3	3.7	51%	8%	6%
Amortization of intangible assets	1.3	—	1.3	n.m.	1%	0%
Total costs and expenses	€152.9	€133.7	€19.2	14%	107%	108%
n.m. not meaningful
Note: Some figures may not add up due to rounding.

Cost of Revenue
Cost of revenue increased by €2.8 million during the three months ended March 31, 2026, compared to the same period in 2025, primarily due to costs in 2026 related to trivago DEALS following our acquisition of the business in the third quarter of 2025 that are closely related to revenue generation, including transaction processing and verification costs, personnel costs, and customer support-related costs.
Selling and Marketing
Selling and marketing expense increased by €10.6 million to €120.8 million during the three months ended March 31, 2026, compared to the same period in 2025, of which €115.4 million, or 96% was Advertising Spend. See "Advertising Spend" above for further details.

Other selling and marketing expense decreased by €0.3 million during the three months ended March 31, 2026, compared to the same period in 2025. The decrease was primarily driven by the cumulative reversal of the previously recognized Canadian digital services taxes following the repeal of the related legislation in March 2026 and lower television advertisement production costs. These were partly offset by additional costs in 2026 related to trivago DEALS following our acquisition of the business in the third quarter of 2025 that were not closely related to revenue generation, including traffic acquisition costs, personnel costs, and third-party customer service-related costs. The decrease was also partially offset by increased costs to market our platform to new hoteliers.

Technology and Content
Technology and content expense increased by €0.9 million during the three months ended March 31, 2026, compared to the same period in 2025. The increase was primarily driven by additional costs in 2026 related to trivago DEALS following our acquisition of the business in the third quarter of 2025, including personnel costs and third party IT-related service provider costs. The increase was further driven by higher personnel costs overall that resulted mostly from a higher headcount compared to the same prior year quarter. These increases were partly offset by lower cloud and IT-related service provider costs.

General and Administrative
General and administrative expense increased by €3.7 million during the three months ended March 31, 2026, compared to the same period in 2025, primarily driven by higher legal and consulting expenses including the non-recurrence of accrual releases which took place in the first quarter of 2025 and €0.6 million of expenses related to our antitrust claim against Google, which is a discrete matter outside the normal course of business. This amount has been included in our reconciliation from net loss to Adjusted EBITDA, refer to "Tabular Reconciliation for Non-GAAP Measure." The increase was further driven by additional personnel costs and professional fees in 2026 related to trivago DEALS following our acquisition of the business in the third quarter of 2025, higher overall leadership team compensation costs, and higher share-based compensation expense.

Amortization of Intangible Assets
Amortization of intangible assets of €1.3 million during the three months ended March 31, 2026 relates to intangible assets recognized in connection with the trivago DEALS acquisition.

Income Taxes, Net Loss and Adjusted EBITDA (€ millions)

	Three months ended March 31,
	2026	2025	Δ €	Δ %
Operating loss	€(10.0)	€(9.6)	€(0.4)	4%
Other income/(expense)
Interest expense	(0.0)	(0.0)	0.0	n.m.
Interest income	0.6	0.7	(0.1)	(14)%
Other, net	(0.2)	0.3	(0.5)	n.m.
Total other income, net	€0.3	€1.0	€(0.7)	(70)%

Loss before income taxes	(9.7)	(8.6)	(1.1)	13%
Benefit for income taxes	(2.4)	(2.1)	(0.3)	14%
Loss before equity method investments	€(7.3)	€(6.5)	€(0.8)	12%
Loss from equity method investments	(0.0)	(1.3)	1.3	(100)%
Net loss	€(7.3)	€(7.8)	€0.5	(6)%

Adjusted EBITDA	€(4.5)	€(6.5)	€2.0	(31)%
n.m. not meaningful
Note: Some figures may not add up due to rounding.

Income Taxes
Income tax benefit was €2.4 million during the three months ended March 31, 2026 compared to €2.1 million in the same period in 2025. The total weighted-average tax rate for the three months ended March 31, 2026 was 35.8%, which primarily reflects the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year. Our effective tax rate for the three months ended March 31, 2026 was 25.0%, compared to 23.9% in the same period in 2025. The change in the effective tax rate between these periods is primarily related to changes in current and deferred tax adjustments, including the impact of the trivago DEALS acquisition, and the difference in the amount of pre-tax loss between periods.

The difference between the weighted average tax rate and the effective tax rate for the three months ended March 31, 2026 is primarily attributable to share-based compensation expense, which is not deductible for tax purposes.

Net Loss and Adjusted EBITDA
Net loss was €7.3 million and Adjusted EBITDA loss was €4.5 million during the three months ended March 31, 2026, primarily driven by additional operating expenses in 2026 related to trivago DEALS following our acquisition of the business in the third quarter of 2025. However, we observed improvements of €0.5 million in net loss and €2.0 million in Adjusted EBITDA loss in the first quarter of 2026 compared to the same period in 2025, primarily driven by favorable returns on our previous brand marketing investments.

Balance Sheet and Cash Flows
Total cash, cash equivalents and restricted cash were €136.1 million as of March 31, 2026, compared to €131.1 million as of December 31, 2025. The increase of €5.0 million during the three months ended March 31, 2026, was driven by €8.9 million cash provided by investing activities, partly offset by €4.0 million cash used in operating activities and €0.2 million cash used in financing activities.

Cash provided by investing activities during the three months ended March 31, 2026, was primarily driven by proceeds from sales and maturities of short-term investments of €12.0 million. This was partly offset by the purchase of investments of €2.1 million and capital expenditures of €0.9 million, including for internal-use software and website development.

Cash used in operating activities during the three months ended March 31, 2026, was primarily driven by the net loss of €7.3 million and a non-cash deferred income tax benefit of €2.7 million, partly offset by non-cash share based compensation of €2.5 million, amortization of intangible assets of €1.3 million, and depreciation of €1.1 million.

Cash used in financing activities during the three months ended March 31, 2026, was primarily driven by €0.2 million of payments of withholding taxes on net share settlements of equity awards.

Overall, the change in operating assets and liabilities was consistent with the seasonal trend, as the increase in revenue, bookings with future check-ins, Advertising Spend, and prepaid brand marketing in the first quarter of 2026 compared to the fourth quarter of 2025 produced largely offsetting movements in accounts receivable, advances from travelers, accounts payable, and prepaid expenses and other assets respectively.

Notes & Definitions:
Definition of Non-GAAP Measure
Adjusted EBITDA:
We report Adjusted EBITDA as a supplemental measure to U.S. Generally Accepted Accounting Principles ("GAAP").

We define Adjusted EBITDA as net income/(loss) adjusted for:
•income/(loss) from equity method investments,
•expense/(benefit) for income taxes,
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains/(losses) on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring, acquisition and integration costs, significant litigation expenses related to a discrete matter outside the normal course of business, and significant legal settlements and court-ordered penalties.

From time to time, we may exclude from Adjusted EBITDA the impact of certain items that affect the period-to-period comparability of our operating performance. Beginning in the first quarter of 2026, we amended our definition of Adjusted EBITDA to include significant litigation expenses relating to a discrete matter outside the normal course of our business.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present these non-GAAP financial measures because they are used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

We periodically provide an Adjusted EBITDA outlook. We are, however, unable to provide a reconciliation of our Adjusted EBITDA outlook to net income/(loss), the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably or reliably predicted or are not in our control, including, in particular, the timing or magnitude of share-based compensation, interest, taxes, impairments, restructuring related costs, significant litigation expenses related to discrete matters outside the normal course of business, and/or significant legal settlements and court-ordered penalties without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.

Tabular Reconciliation for Non-GAAP Measure
Adjusted EBITDA (€ millions)

	Three months ended March 31,
	2026	2025
Net loss	€(7.3)	€(7.8)
Loss from equity method investments	(0.0)	(1.3)
Loss before equity method investments	€(7.3)	€(6.5)
Benefit for income taxes	(2.4)	(2.1)
Loss before income taxes	€(9.7)	€(8.6)
Add/(less):
Interest expense	0.0	0.0
Interest income	(0.6)	(0.7)
Other, net	0.2	(0.3)
Operating loss	€(10.0)	€(9.6)
Depreciation of property and equipment and amortization of intangible assets	2.4	1.0
Impairment of, and gains and losses on disposals of, property and equipment	(0.0)	0.0
Share-based compensation	2.5	2.0
Certain other items, including restructuring, acquisition and integration costs, significant litigation expenses related to a discrete matter outside the normal course of business, and significant legal settlements and court-ordered penalties (1)	0.7	—
Adjusted EBITDA	€(4.5)	€(6.5)
Note: Some figures may not add up due to rounding.
(1) During the three months ended March 31, 2026, litigation expenses of €0.6 million were incurred in connection with our antitrust damages claim against Google, which is a discrete matter outside the normal course of business. Additionally, expenses of €0.1 million were incurred related to the continued integration of trivago DEALS. These costs have been excluded from Adjusted EBITDA to better reflect normalized operating results.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income/(loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•our ability to achieve the financial guidance we have provided for 2026, including revenue growth and profitability expectations;
•the extent to which our strategy of increasing brand marketing investments positively impacts the volume of direct traffic to our platform and grows our revenue in future periods without reducing our profits or incurring losses;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in recent years on our ability to grow our revenue;
•our reliance on search engines, particularly Google, whose search results can be affected by a number of factors, many of which are not in our control;
•the promotion by Google of its own product and services that compete directly with our hotel and accommodation search;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or (CPC), bidding or cost-per-acquisition (CPA) strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•the potential negative impact of a worsening of the economic outlook and inflation, or reduced consumer confidence on consumer discretionary spending for travel and accommodation;
•any further impairment of intangible assets and goodwill;
•impacts of the integration of acquired business, including trivago DEALS Ltd. and our ability to achieve expected benefits from such acquisitions;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the ongoing military conflict between Russia and Ukraine, continued regional instability in the Middle East, leading to airspace restrictions and fuel cost increases with resulting impacts on travel demand and flight availability, changes in U.S. tariff policy and other countries' responses thereto, or other developments resulting in heightened cross-border controls;
•increasing competition in our industry;
•the impact of rapidly evolving technologies, including artificial intelligence and machine learning, on user search behavior, competitive dynamics, and our ability to maintain technological relevance;
•our ability to innovate, integrate, and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;

•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject or which we may initiate, including our antitrust damages claim against Google seeking recovery for losses we contend were caused by Google's self-preferencing practices in the hotel search market, for which the timing, outcome or ultimate recovery is uncertain and due to which we expect to incur further significant legal costs; and
•potential disruptions in the operation of our systems, security breaches and data protection,

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as such risks and uncertainties may be updated from time to time to reflect material geopolitical, economic, and regulatory developments. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.